EXHIBIT 99.2

December 17, 2024

Ontario Securities Commission (“Principal Regulator”)

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Government of Prince Edward Island

Re:	Americas Gold and Silver Corporation (the “Company”) - Report of Voting Results pursuant to Section 11.3 of National Instrument 51‐102 – Continuous Disclosure Obligations (“NI 51‐102”)

Following the special meeting of shareholders of the Company, held on December 17, 2024 (the “Meeting”), and in accordance with section 11.3 of NI 51‐102, we hereby advise you of the following voting results obtained at the Meeting:

The Scrutineer’s report recorded that there were 86,059,017 shareholders represented in person or by proxy at the Meeting representing 801 common shares of the Company (or approximately) 31.07% of the issued and outstanding common shares of the Company) as at the record date for the Meeting.

1.	Approval of Securities Purchase Agreement Resolution

The resolution to authorize the issuance of (i) 117,270,000 common shares in the capital of the Company (the “Common Shares”) to Sprott Mining Inc. and (ii) 52,730,000 Common Shares to the Sprott Preferred Sellers (as such term is defined in the management information circular of Americas Gold and Silver Corporation dated November 7, 2024 in respect of the Meeting (the “Circular”)) was approved. The percentage of votes cast “for” or “against” the vote, excluding the Common Shares that are precluded from voting on this resolution pursuant to the policies of the Toronto Stock Exchange and as further described in the Circular, are set forth below as follows:

Votes For	% For	Votes Against	% Against	Excluded
80,773,113	96.48%	2,949,771	3.52%	2,335,331

2.	Approval of Subscription Receipt Private Placement Resolution

The resolution to authorize the issuance of 125,000,000 Common Shares issuable upon the exchange of subscription receipts (“Subscription Receipts”) pursuant to a private placement of Subscription Receipts at an issue price per Subscription Receipt of C$0.40 was approved.  The percentage of votes cast “for” or “against” the vote, excluding the Common Shares that are precluded from voting on this resolution pursuant to the policies of the Toronto Stock Exchange and as further described in the Circular, are set forth below as follows:

Votes For	% For	Votes Withheld	% Withheld	Excluded
76,909,730	96.30%	2,951,664	3.70%	6,196,822

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3.	Approval of Advisor Share Issuance Resolution

The resolution to authorize the issuance of 682,850 Common Shares to Edgehill Advisory Ltd. at a price per Common Share of C$0.40 was approved.  The percentage of votes cast “for” or “against” the vote, excluding the Common Shares that are precluded from voting on this resolution pursuant to the policies of the Toronto Stock Exchange and as further described in the Circular, are set forth below as follows:

Votes For	% For	Votes Against	% Against	Excluded
76,823,594	96.20%	3,037,800	3.80%	6,196,822

4.	Approval of Aggregate Share Issuance Resolution

The resolution to authorize the issuance of 305,682,850 Common Shares, being the aggregate of the Common Shares issuable pursuant to items 1, 2 and 3 above and 10,000,000 Common Shares issuable pursuant to the Concurrent Private Placement (as such term is defined in the Circular), representing dilution in excess of 25% of the currently issued and outstanding Common Shares was approved.  The percentage of votes cast “for” or “against” the vote are set forth below as follows:

Votes For	% For	Votes Against	% Against	Excluded
82,891,682	96.32%	3,166,533	3.68%	N/A

Yours truly,

AMERICAS GOLD AND SILVER CORPORATION

Per:

ss://Peter McRae
Peter J. McRae
Sr. Vice President, Corporate Affairs & Chief Legal Officer

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